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Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges


                       Six Months
                         Ended
                        June 30,                      Year Ended December 31,
                       ----------  ---------------------------------------------------------
                          1994        1993        1992         1991        1990       1989
                       ----------  ----------  ---------    ---------   ---------  ---------
Consolidated net
  income (loss)        11,420,000   5,013,000   (653,000)  (1,607,000)   (571,000)  (302,000)
Gain on property
  sales                  (135,000)   (517,000)   (66,000)    (226,000) (1,143,000)  (167,000)
DRLP minority interest  3,509,000   1,657,000          0            0           0          0
Interest expense        8,723,000  10,334,000  7,582,000    7,920,000   7,519,000  7,492,000
                       ----------  ----------  ---------    ---------   ---------  ---------
Earnings before
  fixed charges        23,517,000  16,487,000  6,863,000    6,087,000   5,805,000  7,023,000
                       ==========  ==========  =========    =========   =========  =========

Interest expense        8,723,000  10,334,000  7,582,000    7,920,000   7,519,000  7,492,000
Amortization of
  deferred financing
  costs                   255,000     258,000    184,000      173,000     172,000    168,000
Interest costs
  capitalized             593,000           0          0            0           0          0
                       ----------  ----------  ---------    ---------   ---------  ---------
Total fixed charges     9,571,000  10,592,000  7,766,000    8,093,000   7,691,000  7,660,000
                       ==========  ==========  =========    =========   =========  =========

Ratio of earnings
  to fixed charges           2.46        1.56       0.88         0.75        0.75       0.92
                       ==========  ==========  =========    =========   =========  =========